UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 000-18860

CANAGOLD RESOURCES LTD.
(Translation of registrant's name into English)

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Cover letter
99.2	Letter to shareholders
99.3	Abridgement certificate
99.4	Notice of meeting
99.5	Information circular
99.6	Proxy
99.7	Financial statement request form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaagold Resources Ltd. (Registrant)

Date: June 15, 2022	By:	/s/ Scott Eldridge
Name: Scott Eldridge
Title: Chief Executive Officer